VIA EDGAR

December 2, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Bon Natural Life Limited Amended Registration Statement on Form F-3 File No. 333-267116

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bon Natural Life Limited (the “Company”) hereby requests acceleration of the effective date of its Amended Registration Statement on Form F-3 (SEC File No. 333-267116) to 9:00 a.m. Eastern Standard Time on Wednesday, December 7, 2022, or as soon thereafter as is practicable.

The Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bon Natural Life Limited

By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer